                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        SECURITIES EXCHANGE ACT OF 1934

                                   (MARK ONE)

         /x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934  (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997

                                       OR
      /  /  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                    EXCHANGE ACT OF 1934  (NO FEE REQUIRED)

  FOR THE TRANSITION PERIOD FROM ___________________________ TO _____________

                         COMMISSION FILE NUMBER: 1-9614



A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM
                        THAT OF THE ISSUER NAMED BELOW:

                THE VAIL ASSOCIATES, INC. 401(K) RETIREMENT PLAN



    B.   NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                               VAIL RESORTS, INC.
                                   P.O. BOX 7
                                VAIL, CO  81658

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    VAIL ASSOCIATES, INC. 401(K) RETIREMENT PLAN


                                        NANCI N. NORTHWAY
                                        VICE PRESIDENT & CONTROLLER
JULY 30, 1998

                           THE VAIL ASSOCIATES, INC.
                           -------------------------

                            401(k) RETIREMENT PLAN
                            ----------------------


                INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULES
                -----------------------------------------------

                          SEPTEMBER 30, 1997 AND 1996
                          ---------------------------



                                                                              Page (s)
                                                                              --------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                         1-2

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits with Fund Information
     as of September 30, 1997 & 1996                                               4

   Statement of Changes in Net Assets Available for Plan Benefits with
     Fund Information for the Year Ended September 30, 1997                        5

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                      6-20

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

   Schedule I: Item 27a - Schedule of Assets Held for Investment Purposes
     as of September 30, 1997                                                   21-22

   Schedule II: Item 27d - Schedule of Reportable Transactions
     for the Year Ended September 30, 1997                                        23


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and the Administrative
     Committee of the Vail Associates, Inc.
     401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for plan benefits of THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN (the "Plan") as of September 30, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of September 30, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended September 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           Arthur Andersen, LLP



Denver, Colorado,
  July 15, 1998.

            THE VAIL ASSOCIATES, INC.
              401(k) RETIREMENT PLAN

            FINANCIAL STATEMENTS AND SCHEDULES
            AS OF SEPTEMBER 30, 1997 AND 1996
            TOGETHER WITH REPORT OF INDEPENDENT
              PUBLIC ACCOUNTANTS

                THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
                ------------------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                              AS OF SEPTEMBER 30,
                              -------------------



                                              1997          1996
                                          -----------   -----------

CASH                                      $    10,263
INVESTMENTS:
 Common/collective trusts                   1,254,643     1,097,219
 Mutual funds                              19,288,949    14,182,042
 Guaranteed interest accounts                 271,988       489,071
 Participant loans                            359,573       289,672
 Employer stock                               890,775             -
                                          -----------   -----------
  Total investments                        22,076,191    16,058,004

RECEIVABLES AND OTHER:
 Matching contributions receivable            631,925       525,283
 Guaranteed interest accounts matured         209,249       278,408
                                          -----------   -----------
  Total assets                             22,917,365    16,861,695

LIABILITIES:
 Excess contributions payable                 (48,777)      (10,111)
                                          -----------   -----------
Net assets available for plan benefits    $22,868,588   $16,851,584
                                          ===========   ===========


         The accompanying notes are an integral part of this statement.

                THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
                ------------------------------------------------


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
    ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                        FOR THE YEAR ENDED SEPTEMBER 30,
                        --------------------------------


ADDITIONS TO NET ASSETS                      1997
                                          -----------
 ATTRIBUTED TO:
  Contributions-
   Employee                               $ 1,729,960
   Employer                                   650,097
   Rollover                                    35,703
   Other                                        1,054
                                          -----------
    Total contributions                     2,416,814
                                          -----------
  Investment income-
   Dividend and interest income               688,013
   Net realized and unrealized
    gain on investments                     3,302,906
                                          -----------
    Total additions                         6,407,733
                                          -----------
DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
  Benefits and distributions paid
   to participants                            363,884
  Administrative expenses and other            26,845
                                          -----------
    Total deductions                          390,729
                                          -----------
NET TRANSFERS                                       -
                                          -----------
   Net increase (decrease) in net
    assets available for plan benefits      6,017,004
                                          -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year               16,851,584
                                          -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                    $22,868,588
                                          ===========

         The accompanying notes are an integral part of this statement.

                           THE VAIL ASSOCIATES, INC.
                           -------------------------

                             401(k) RETIREMENT PLAN
                             ----------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                          SEPTEMBER 30, 1997 AND 1996
                          ---------------------------



(1)  DESCRIPTION OF THE PLAN
     -----------------------

Effective May 1, 1978, Vail Associates, Inc. (the "Company") established The Profit Sharing Thrift Plan of Vail Associates, Inc. The Plan was amended and restated effective October 1, 1994. The amendment changed the name of the Plan from The Profit Sharing Thrift Plan of Vail Associates, Inc. to The Vail Associates, Inc. 401(k) Retirement Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   -------

The Plan is a defined contribution plan administered by a committee appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

   Eligibility and Contributions
   -----------------------------

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing one year of employment including a minimum of 1,000 hours of service.

Each participant may elect to contribute from 2% to 15% of their qualifying annual compensation, as defined in the Plan agreement. However, deferred contributions shall not exceed $9,500 in the calendar years ending December 31, 1997 and 1996 as set forth by the Internal Revenue Code ("IRC").

The Company may, in its sole discretion, make matching contributions equal to 50% of each participant's contribution. However, the matching percentage is only applicable up to 6% of the participant's qualifying annual compensation regardless of the percentage contributed by the participant. In the event that the Company makes matching contributions that are less than these percentages, matching contributions will be allocated to participants in proportion to their contributions and the applicable matching percentages for such plan year. In addition to matching contributions, the Company may, in its sole discretion, make discretionary contributions in an amount determined by the Board of Directors. Discretionary Company contributions will be allocated to participants who are eligible to share in the allocation of matching Company contributions according to the participant's compensation earned during the Plan year. Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of
(1) 25% of a participant's compensation for the year or (2) $30,000.

Subject to Company approval, participants may elect rollovers of amounts from other qualified plans in accordance with the Internal Revenue Code.

   Participant Accounts
   --------------------

Each participant's account is credited with his or her contribution, the Company matching contribution, discretionary Company contributions, if any, and an allocation of Plan earnings and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

   Vesting
   -------

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

          Years of Service                    Vested Percentage
          ----------------                    -----------------

          Fewer than 1                                0%
              1                                     33-1/3%
              2                                     66-2/3%
              3                                      100%


Participants forfeit unvested Company contributions upon termination from the Plan. All amounts forfeited are used to reduce Company matching contributions otherwise required. Forfeitures during the year ended September 30, 1997 and 1996 were immaterial to the Plan.

   Termination Provisions
   ----------------------

Although the Company has not expressed any intent to do so, it has the right, under the Plan agreement, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   Payments of Benefits
   --------------------

A participant's entire interest in the Plan is payable upon death of the participant, upon attaining normal retirement age (65), or upon being considered disabled as determined by the Plan administrative committee. Upon other terminations of service a participant may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

   Loans to Participants
   ---------------------

A participant may borrow the lesser of $50,000 or 50% of his vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear an interest rate based on U.S. Treasury rates for notes of equivalent maturities on the date the interest rate is established, plus 4%. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC.

(2)  SUMMARY OF ACCOUNTING POLICIES
     ------------------------------

   Basis of Accounting
   -------------------

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation and Income Recognition
   -------------------------------------------

Plan investments are stated at fair value based primarily on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Guaranteed interest accounts are valued at fair market value, as determined by Principal Mutual Life Insurance Company, as these contracts are not fully benefit-responsive. Loans are valued at cost which approximates fair market value.

Net realized and unrealized gain (loss) on investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. For purposes of the supplemental schedules, cost is determined based on the original cost to acquire the asset.

   Administrative Expenses
   -----------------------

Expenses of administering the Plan are paid by the Company, with all other costs and expenses being deducted from the participants' accounts on a pro-rata basis.

   Payment of Benefits
   -------------------

Benefits are recorded when paid.

(3)  INCOME TAXES
     ------------

The Company has received a favorable determination letter from the IRS dated January 31, 1997, that the Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of September 30, 1997 and 1996.

(4)  INVESTMENTS
     -----------

Various investment advisors manage the Plan's assets. Participants may direct their investments in the following options.

Principal Mutual Life Insurance

  Company:          ---   Guaranteed Interest Accounts -- This fund is part of
                            Principal Mutual Life Insurance Company's General Account. The underlying assets in the General Account are invested mostly in private placement bonds, commercial mortgages and residential mortgages.

INVESCO:            ---   Stable Value Fund -- This fund invests in a
                            diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions. A portion of the fund is also invested in money market accounts.

The American Funds Group:   -- Bond Fund of America -- This fund invests in a
                                 diversified portfolio consisting mostly of marketable corporate bonds, government bonds, and money market securities.

                            -- Fundamental Investors Fund -- This fund invests
                                 primarily in a diversified portfolio of stocks or investments that are convertible into stocks. Assets may also be held in bonds or cash or cash equivalents and U.S. governmental securities.

AIM Family of Funds:        -- Value Fund - Class A -- This fund invests
                                 primarily in stocks of large, financially healthy companies whose stock prices are low compared to the fund management's expectations for future growth in earnings and dividends.

                            -- Constellation Fund -- This fund emphasizes
                                 investing in small-to-medium-sized emerging-growth companies and trading in securities for the short-term.

Putnam Investments:         -- New Opportunities Fund - Class A -- This fund
                                 invests primarily in the stocks of companies in growth sectors of the economy that have the potential for above-average growth.

The Franklin Templeton Group:  -- World Fund -- This fund invests in stocks of companies whose prices are low compared to management's expectations for future growth in earnings and dividends, but it may also invest in bonds, rated or unrated.

                               -- Foreign Fund -- This fund invests primarily in
                                    stocks and bonds of large companies and
                                    governments outside the United States.

                               -- Real Estate Fund -- This fund invests
                                    primarily in securities of issuers
                                    throughout the world which are significantly engaged in or related to the real estate industry.


The stated objectives of these funds are not necessarily indicators of actual performance.

The fair market value of individual investments that represent 5% or more of the Plan's total investments as of September 30, 1997 and 1996 are separately identified in the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information.

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

In connection with Vail Resorts, Inc.'s (parent company of Vail Associates, Inc.) Initial Public Offering on February 4, 1997, there was a one-time opportunity for plan participants to purchase, with their plan assets, Vail Resorts, Inc. common stock at a discount to the offering price. A total of 34,000 shares were purchased at a cost of $699,380. Subsequent to the Initial Public Offering, Vail Resorts, Inc. common stock is not available as an investment alternative for plan participant contributions until June 1, 1998 (see Note 8).

(6)  RISKS AND UNCERTAINTIES
     -----------------------

The Plan provides for various investment options in common/collective trusts, mutual funds, guaranteed interest accounts and employer stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statements of net assets available for plan benefits.

(7)  SUBSEQUENT PLAN MERGER
     ----------------------

On January 3, 1997, Vail Resorts, Inc. acquired 100% of the stock of Ralston Resorts, Inc (which owns and operates Keystone, Breckenridge and Arapahoe Basin ski areas). Ralston Resorts, Inc. Savings and Investment Plan was merged into the Plan effective June 1, 1998 and approximately $12.7 million of assets were transferred as a result of this merger.

(8)  SUBSEQUENT PLAN AMENDMENT/RESTATEMENT
     -------------------------------------

Effective June 1, 1998 the Plan was amended and restated. The amendment and restatement changed certain provisions of the Plan. Significant revisions to the Plan are as follows:

     . Vesting schedule changed from three years to four years for Company contributions.

     . Eligibility requirements changed to permit fulfillment of hours of service as 1,000 hours in first year or 1,500 cumulative hours.

     . Exclusion of part-time and temporary employees from receipt of Company matching contributions. In addition, the Company changed timing of match contributions to each pay period rather than on a yearly basis.

     . Participants are permitted to have a maximum of two loans outstanding with all loan limitations in effect as defined.

     . Vail Resorts, Inc. Common Stock was made available as an investment election subject to various rules and limitations, as defined.

     . Participants that have obtained the age of 50 and are 100% vested may receive withdrawal of their account balance as a lump-sum distribution or as a series of periodic annuity payments.

     .  Plan year changed from September 30 to December 31.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1997
                           ------------------------




                                                Principal
                                               Mutual Life
                                               Insurance
                                                Company
                                   INVESCO     ----------     AIM Family of Funds      The American Funds Group
                                 ------------  Guaranteed  ------------------------- ----------------------------
                                 Stable Value   Interest   Value Fund- Constellation  Bond Fund     Fundamental
                                    Fund        Accounts    Class A        Fund       of America   Investors Fund
                                 ------------  ----------  ----------  ------------- ------------ ----------------
CASH                             $     -       $    -      $    -      $     -       $     -      $      -
INVESTMENTS:
   Common/collective trusts         1,254,643       -           -            -             -             -
   Mutual funds                        -            -       1,329,473     3,643,891      468,326      1,257,994
   Guaranteed interest accounts        -          271,988       -            -             -             -
   Participant loans                   -            -           -            -             -             -
   Employer stock                      -            -           -            -             -             -
                                 ------------  ----------  ----------  ------------  -----------  -------------
       Total investments            1,254,643     271,988   1,329,473     3,643,891      468,326      1,257,994

RECEIVABLES:
    Matching contributions
      receivable                       45,882       -          34,942       110,103       17,706         34,638
    Guaranteed interest accounts
      matured                          -            -         209,249        -             -           -
                                 ------------  ----------  ----------  ------------  -----------  -------------
       Total assets                 1,300,525     481,237   1,364,415     3,753,994      486,032      1,292,632

LIABILITIES:
    Excess contributions payable       (2,086)     (9,231)      -            (1,610)       -             (2,721)
                                 ------------  ----------  ----------  ------------  -----------  -------------
Net assets available for plan
    Benefits                     $  1,298,439  $  472,006  $1,364,415  $  3,752,384  $   486,032  $   1,289,911
                                 ============  ==========  ==========  ============  ===========  =============

        The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1997
                           ------------------------



                                            Putnam
                                          Investments
                                        ---------------          The Franklin Templeton Group
                                             New          -----------------------------------------
                                         Opportunities       Foreign     Real Estate     World
                                         Fund - Class A       Fund          Fund          Fund
                                         --------------   ------------   -----------   ------------
CASH                                      $     -         $     -        $    -        $    -
INVESTMENTS:
    Common/collective trusts                    -               -             -             -
    Mutual funds                              7,056,769      1,138,590     1,312,046      3,081,860
    Guaranteed interest accounts                -               -             -             -
    Participant loans                           -               -             -             -
    Employer stock                              -               -             -             -
                                         --------------   ------------   -----------   ------------
       Total investments                      7,056,769      1,138,590     1,312,046      3,081,860

RECEIVABLES:
    Matching contributions receivable           218,034         36,035        45,526         89,059
    Guaranteed interest accounts matured        -               -             -             -
                                         --------------   ------------   -----------   ------------
       Total assets                           7,274,803      1,174,625     1,357,572      3,170,919

LIABILITIES:
    Excess contributions payable                (27,584)        (3,493)       (2,052)       -
                                         --------------   ------------   -----------   ------------
Net assets available for plan benefits   $    7,247,219   $  1,171,132   $ 1,355,520   $  3,170,919
                                         ==============   ============   ===========   ============

        The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1997
                           ------------------------




                                          Vail
                                       Resorts, Inc.
                                          Common      Participant
                                           Stock         Loans       Cash       Total
                                       -------------  -----------  ---------  -----------
CASH                                   $     -        $    -       $  10,263  $    10,263
INVESTMENTS:
    Common/collective trusts                 -             -            -       1,254,643
    Mutual funds                             -             -            -      19,288,949
    Guaranteed interest accounts             -             -            -         271,988
    Participant loans                        -            359,573       -         359,573
    Employer stock                           890,775       -            -         890,775
                                       -------------  -----------  ---------  -----------
       Total investments                     890,775      359,573     10,263   22,076,191

RECEIVABLES:
    Matching contributions receivable         -            -            -         631,925
    Guaranteed interest accounts matured      -            -            -         209,249
                                       -------------  -----------  ---------  -----------
       Total assets                          890,775      359,573     10,263   22,917,365

LIABILITIES:
    Excess contributions payable              -            -            -         (48,777)
                                       -------------  -----------  ---------  -----------
Net assets available for plan benefits      $890,775     $359,573    $10,263  $22,868,588
                                       =============  ===========  =========  ===========

        The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1996
                           ------------------------




                                                         Principal
                                                        Mutual Life
                                                         Insurance
                                                          Company
                                          INVESCO        ----------      AIM Family of Funds
                                        ------------     Guaranteed  ---------------------------
                                        Stable Value      Interest   Value Fund -  Constellation
                                            Fund          Accounts   Class A           Fund
                                        ------------    -----------  ------------   -----------
INVESTMENTS:
     Common/collective trusts           $  1,097,219    $    -       $    -         $     -
     Mutual funds                             -              -          857,807       2,773,487
     Guaranteed interest accounts             -             489,071       -               -
     Participant loans                        -              -            -               -
                                        ------------    -----------  ----------     -----------
           Total investments               1,097,219        489,071     857,807       2,773,487

RECEIVABLES AND OTHER:
     Matching contributions receivable        50,542         -           26,819          88,504
     Guaranteed interest accounts matured      -             278,408       -              -
                                        ------------    ------------  ---------     -----------
           Total assets                    1,147,761         767,479    884,626       2,861,991

LIABILITIES:
     Excess contributions payable               (907)        -             (499)         (1,813)
                                        ------------    ------------  ---------     -----------
Net assets available for plan benefits  $  1,146,854    $    767,479  $ 884,127     $ 2,860,178
                                        ============    ============  =========     ===========

        The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1996
                           ------------------------

                                                                              Putnam
                                                                            Investments
                                         The American Funds Group         --------------
                                        -----------------------------          New
                                        Bond Fund of   Fundamental         Opportunities
                                          America      Investors Fund      Fund - Class A
                                        ------------   --------------     ---------------
INVESTMENTS:
   Common/collective trusts             $      -       $        -          $        -
   Mutual funds                              376,097          756,822           5,504,971
   Guaranteed interest accounts                -                -                   -
   Participant loans                           -                -                   -
                                        ------------   --------------      ---------------
       Total investments                     376,097          756,822            5,504,971

RECEIVABLES AND OTHER:
   Matching contributions receivable          15,886           24,444              177,780
   Guaranteed interest accounts matured         -                -                   -
                                        ------------    -------------      ---------------
       Total assets                          391,983          781,266            5,682,751

LIABILITIES:
   Excess contributions payable                 (190)          (1,139)              (2,358)
                                        ------------    -------------      ---------------
Net assets available for plan benefits  $    391,793    $     780,127      $     5,680,393
                                        ============    =============      ===============

         The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                           AS OF SEPTEMBER 30, 1996
                           ------------------------



                                                   The Franklin Templeton Group
                                             ---------------------------------------
                                              Foreign     Real Estate       World      Participant
                                               Fund          Fund           Fund          Loans          Total
                                             ---------    -----------    -----------   -----------    ------------
INVESTMENTS:
  Common/collective trusts                   $       -    $         -    $         -   $         -    $  1,097,219
  Mutual funds                                 889,257        936,391      2,087,210             -      14,182,042
  Guaranteed interest accounts                       -              -              -                       489,071
  Participant loans                                  -              -              -       289,672         289,672
                                             ---------    -----------    -----------   -----------    ------------
        Total investments                      889,257        936,391      2,087,210       289,672      16,058,004

RECEIVABLES AND OTHER:
  Matching contributions receivable             28,919         38,614         73,775             -         525,283
  Guaranteed interest accounts matured               -              -              -             -         278,408
                                             ---------    -----------    -----------   -----------    ------------
        Total assets                           918,176        975,005      2,160,985       289,672      16,861,695

LIABILITIES:
  Excess contributions payable                  (1,284)        (1,728)          (193)            -         (10,111)
                                             ---------    -----------    -----------   -----------    ------------
Net assets available for plan benefits       $ 916,892    $   973,277    $ 2,160,792   $   289,672    $ 16,851,584
                                             =========    ===========    ===========   ===========    ============

         The accompanying notes are an integral part of this statement.

                                                                     Page 1 of 3
                THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
                ------------------------------------------------


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         ---------------------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                     -------------------------------------


                                                        Principal
                                                       Mutual Life
                                                        Insurance
                                                         Company
                                          INVESCO      -----------        AIM Family of Funds       The American Funds Group
                                        ------------   Guaranteed      --------------------------   -------------------------
                                        Stable Value    Interest       Value Fund-  Constellation   Bond Fund    Fundamental
                                           Fund         Accounts         Class A        Fund        of America  Investor Fund
                                        ------------   -----------     -----------  -------------   ----------  -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Contributions-
       Employee                         $  122,831       $  (9,231)     $   95,870     $  318,155     $ 45,138    $   88,330
       Employer                             46,032               -          36,572        113,867       17,765        35,235
       Rollover                                682               -             372         11,523          272           677
       Other                                     -               -               -              -            -             -
                                        ----------       ---------      ----------     ----------    ---------    ----------
         Total contributions               169,545          (9,231)        132,814        443,545       63,175       124,242
                                        ----------       ---------      ----------     ----------    ---------    ----------
    Investment income-
       Dividend and interest income         63,701          29,227          47,659        100,801       32,320        77,215
       Net realized and unrealized
         gain on investments                     -               -         275,834        622,353       14,462       245,399
                                        ----------       ---------      ----------     ----------    ---------    ----------
         Total additions                   233,246          19,996         456,307      1,166,699      109,957       446,856
                                        ----------       ---------      ----------     ----------    ---------    ----------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Benefits and distributions paid
       to participants                      46,058           8,625          16,415         56,744       38,250        15,276
    Administrative expenses and other        2,924             105           1,514          4,456          981         1,332
                                        ----------       ---------      ----------     ----------    ---------    ----------
         Total deductions                   48,982           8,730          17,929         61,200       39,231        16,608
                                        ----------       ---------      ----------     ----------     --------    ----------
NET TRANSFERS                              (32,679)       (306,739)         41,910       (213,293)      23,513        79,536
                                        ----------       ---------      ----------     ----------     --------    ----------
       Net increase (decrease) in net
         assets available for plan
         benefits                          151,585        (295,473)        480,288        892,206       94,239       509,784
                                        ----------       ---------      ----------     ----------     --------    ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year            1,146,854         767,479         884,127      2,860,178      391,793       780,127
                                        ----------       ---------      ----------     ----------     --------    ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                 $1,298,439       $ 472,006      $1,364,415     $3,752,384     $486,032    $1,289,911
                                        ==========       =========      ==========     ==========     ========    ==========

         The accompanying notes are an integral part of this statement.

                THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
                ------------------------------------------------




                             WITH FUND INFORMATION
                             ---------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                     -------------------------------------





                                                 Putnam
                                              Investments
                                             --------------     The Franklin Templeton Group
                                                  New        ----------------------------------
                                             Opportunities    Foreign     Real Estate   World
                                             Fund - Class A    Fund         Fund         Fund
                                             --------------  ---------   -----------   --------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Contributions-
     Employee                                $  584,533   $   96,902   $  132,494   $  254,938
     Employer                                   223,118       38,666       46,789       92,053
     Rollover                                    14,281          695        3,420        3,781
     Other                                            -            -            -            -
                                             ----------   ----------   ----------   ----------
       Total contributions                      821,932      136,263      182,703      350,772
                                             ----------   ----------   ----------   ----------
   Investment income-
     Dividend and interest income                42,978       40,918       29,460      194,198
     Net realized and unrealized
       gain on investments                      867,027      184,197      230,781      654,262
                                             ----------   ----------   ----------   ----------
       Total additions                        1,731,937      361,378      442,944    1,199,232
                                             ----------   ----------   ----------   ----------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits and distributions paid
     to participants                             87,067       29,579       19,460       38,092
   Administrative expenses and other              8,564        1,581        2,006        3,382
                                             ----------   ----------   ----------   ----------
       Total deductions                          95,631       31,160       21,466       41,474
                                             ----------   ----------   ----------   ----------
NET TRANSFERS                                   (69,480)     (75,978)     (39,235)    (147,631)
                                             ----------   ----------   ----------   ----------
     Net increase (decrease) in net
       assets available for plan benefits     1,566,826      254,240      382,243    1,010,127
                                             ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year                  5,680,393      916,892      973,277    2,160,792
                                             ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                       $7,247,219   $1,171,132   $1,355,520   $3,170,919
                                             ==========   ==========   ==========   ==========

         The accompanying notes are an integral part of this statement.

               THE VAIL ASSOCIATES, INC. 401(k) RETIREMENT PLAN
               ------------------------------------------------


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                     -------------------------------------



                                                 Vail
                                             Resorts, Inc.
                                                Common         Participant
                                                Stock             Loans            Other           Total
                                             -------------    -------------    -------------    -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Contributions-
     Employee                                $           -    $           -    $           -    $   1,729,960
     Employer                                            -                -                -          650,097
     Rollover                                            -                -                -           35,703
     Other                                               -                -            1,054            1,054
                                             -------------    -------------    -------------    -------------
       Total contributions                               -                -            1,054        2,416,814
                                             -------------    -------------    -------------    -------------
   Investment income-
     Dividend and interest income                        -           26,564            2,972          688,013
     Net realized and unrealized
       gain on investments                         208,591                -                -        3,302,906
                                             -------------    -------------    -------------    -------------
       Total additions                             208,591           26,564            4,026        6,407,733
                                             -------------    -------------    -------------    -------------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Benefits and distributions paid
     to participants                                 5,352            2,966                -          363,884
   Administrative expenses and other                     -                -                -           26,845
                                             -------------    -------------    -------------    -------------
       Total deductions                              5,352            2,966                -          390,729
                                             -------------    -------------    -------------    -------------
NET TRANSFERS                                      687,536           46,303            6,237                -
                                             -------------    -------------    -------------    -------------
     Net increase (decrease) in net
       assets available for plan benefits          890,775           69,901           10,263        6,017,004
                                             -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year                            -          289,672                -       16,851,584
                                             -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                       $    890,775    $     359,573    $      10,263    $  22,868,588
                                             =============    =============    =============    =============

         The accompanying notes are an integral part of this statement.

                                                                      SCHEDULE I
                                                                     Page 1 of 2
                           THE VAIL ASSOCIATES, INC.
                           -------------------------

                             401(k) RETIREMENT PLAN
                             ----------------------

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF SEPTEMBER 30, 1997
                            ------------------------


Identity of Issue, Borrower,                                            Historical      Current
 Lessor or Similar Party          Description of Investment                Cost          Value
--------------------------   ---------------------------------------   ------------   -----------
                             Common/Collective Trusts:
 INVESCO                         Stable Value Fund                     $  933,759     $  933,759

 AIM Family of Funds             Money Market Fund - Class A               66,092         66,092

 The American Funds Group        The Cash Management Trust of America      53,730         53,730

 Putnam Investments              Money Market Fund                        137,249        137,249

 The Franklin Templeton Group    Money Fund                                63,813         63,813
                                                                       ----------     ----------
                                  Total Common/Collective Trusts        1,254,643      1,254,643
                                                                       ----------     ----------
                              Mutual Funds:
 AIM Family of Funds             Value Fund - Class A                     931,982      1,329,473

 AIM Family of Funds             Constellation Fund                     2,436,329      3,643,891

 The American Funds Group        Bond Fund of America                     441,436        468,326

 The American Funds Group        Fundamental Investors Fund               898,576      1,257,994

 Putnam Investments              New Opportunities Fund - Class A       4,576,398      7,056,769

 The Franklin Templeton Group    Foreign Fund                             854,141      1,138,590

         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2
                           THE VAIL ASSOCIATES, INC.
                           -------------------------

                             401(k) RETIREMENT PLAN
                             ----------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF SEPTEMBER 30, 1997
                            ------------------------



Identity of Issue, Borrower                                    Historical        Current
  Lessor or Similar Party       Description of Investment         Cost            Value
----------------------------  ----------------------------  ----------------  -------------
  The Franklin Templeton        Real Estate Fund              $ 1,025,715       $ 1,312,046
  Group

  The Franklin Templeton        World Fund                      2,306,219         3,081,860
  Group                                                        -----------      ------------
                                        Total Mutual Funds     13,470,796        19,288,949
                                                               -----------      ------------

  Principal Mutual Life         Guaranteed Interest
  Insurance Company               Account, due
                                  September 30, 1998              271,988           271,988
                                                               -----------      ------------
                                        Total Guaranteed          271,988           271,988
                                        Interest Accounts      -----------      ------------


* Vail Resorts, Inc.            Employer stock                    699,380           890,775

  Participant Loans             Loans secured by
                                  participant's vested
                                  accrued benefits,
                                  interest rate range
                                  8.84% - 11.79%                  359,573           359,573
                              ----------------------           -----------      ------------
                                Total Investments             $16,056,380       $22,065,928
                                                              ===========      ============

*  Represents a party-in-interest (see Note 5).


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                           THE VAIL ASSOCIATES, INC.
                           -------------------------

                             401(k) RETIREMENT PLAN
                             ----------------------


            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)  (b)
            -------------------------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                     -------------------------------------



          Identity of                                                   Number of     Purchase     Selling     Cost of
        Party Involved                   Description of Asset         Transactions     Price        Price       Asset     Net Gain
-------------------------------    --------------------------------   ------------   ----------   ---------   ---------   ---------
Series of Transactions:

                                   Mutual Funds:
   AIM Family of Funds               Constellation Fund                    38        $  571,311   $       -   $ 571,311   $       -

   AIM Family of Funds               Constellation Fund                    44                 -     424,059     321,707     102,352

   Putnam Investments                New Opportunities Fund-Class A        49         1,229,961           -   1,229,961           -

   Putnam Investments                New Opportunities Fund-Class A        43                 -     588,168     431,318     156,850

   The Franklin Templeton Group      World Fund                            39           544,784           -     544,784           -

   The Franklin Templeton Group      World Fund                            39                 -     398,595     336,938      61,657


(a) This schedule is a listing of series of transactions of the same security which exceeded 5% of the Plan assets as of October 1, 1996.

(b) This schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6 (d) (2).



         The accompanying notes are an integral part of this schedule.